FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004

CLP Power Hong Kong Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Form D2B – Notification of Change of Particulars of Secretary and Director which was filed with Hong Kong Companies Registry on 5 May 2004.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP POWER HONG KONG LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 30 June 2004

3

Exhibit

Form D2B Notification of Change of Particulars of Secretary and Director
Companies Registry	(Companies Ordinance s. 158(4))

Company Number
259

Important Notes
•	Please read the accompanying notes before completing this form. Please print in black ink.

1	Company Name

CLP Power Hong Kong Limited

2	Change of Particulars of Individual Secretary / Director
(Use Continuation Sheet A if more than 1 individual secretary / director is involved)

A.	Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☑ Director	☐ Alternate Director	Alternate to

	Name in Chinese	-

	Name in English	Corson		Bradley William

		Surname		Other Names

(Note 7)	Identification	R265664(6)		P134108723

		HK Identity Card Number		Overseas Passport Number

(Note 4)	Presentor’s Reference		For Official Use
Name: April Chan
Address: 147 Argyle Street, Kowloon, Hong Kong
Tel: 26788510 Fax: 26788390
E-mail Address: cosec@clp.com.hk
Reference:
Specification No. 1/2004 (Feb. 2004)

Form D2B

Company Number
259

	2	Change of Particulars of Individual Secretary / Director (cont’d)

(Note 8)	B.	Details of Change(s)

		Please complete item(s) with change(s) only				Effective Date

		(a)	Name in Chinese

-

						DD	MM	YYYY

		(b)	Name in English

			-	-

			Surname	Other Names		DD	MM	YYYY

(Note 9)		(c)	Alias

-

						DD	MM	YYYY

(Note 10)		(d)	Residential Address

		11B Harston 109 Repulse Bay Road			Hong Kong	04	05	2004
Country

						DD	MM	YYYY

(Note 11)		(e)	E-mail Address

-

						DD	MM	YYYY

		(f)	Hong Kong Identity Card Number	-

						DD	MM	YYYY

		(g)	Overseas Passport

			-	-

			Issuing Country	Number		DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)

Form D2B

Company Number
259

3	Change of Particulars of Corporate Secretary / Director

(Use Continuation Sheet B if more than 1 corporate secretary / director is involved)

A.	Identity of the Corporate Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☐ Alternate Director	Alternate to

(Note 12)	Name in Chinese

(Note 12)	Name in English

Company Number (Only applicable to body corporate registered in Hong Kong)

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only			Effective Date

(a) Name in Chinese and English

DD MM YYYY

(Note 13)	(d) Address
Country
DD MM YYYY

(Note 11)	(c) E-mail Address

DD MM YYYY

This Notification includes 2 Continuation Sheet(s) A and 0 Continuation Sheet(s) B.

Signed :	/s/ April Chan

Name:	April Chan – Deputy Company Secretary	Date:	5 May 2004
	~~Director / Secretary~~ *		DD / MM / YYYY

*	Delete whichever does not apply

Specification No. 1/2004 (Feb. 2004)

Form D2B

(Continuation Sheet A)

Company Number
259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A. Identity of the Individual Secretary / Director whose Particulars have Changed
Please state the relevant particulars currently registered with the Companies Registry
Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Robert Bernard Hirsch

	Name in Chinese	-

	Name in English	Corson		Bradley William

		Surname		Other Names

(Note 7)	Identification	R265664(6)		P134108723

		HK Identity Card Number		Overseas Passport Number

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only		Effective Date

(a) Name in Chinese

-

DD MM YYYY

(b) Name in English

	-	-

	Surname	Other Names	DD MM YYYY

(Note 9)	(c) Alias

-
DD MM YYYY

(Note 10)	(d) Residential Address

	11B Harston 109 Repulse Bay Road	Hong Kong	04 05 2004

Country

DD MM YYYY

(Note 11)	(e) E-mail Address
-

DD MM YYYY

	(f) Hong Kong Identity Card Number	-
DD MM YYYY
(g) Overseas Passport
- -
	Issuing Country	Number	DD MM YYYY

Specification No. 1/2004 (Feb. 2004)

Form D2B

(Continuation Sheet A)

Company Number
259

Details of Change of Particulars of Individual Secretary / Director (Section 2)

A. Identity of the Individual Secretary / Director whose Particulars have Changed

Please state the relevant particulars currently registered with the Companies Registry

Please tick the relevant box(es)

(Note 6)	Capacity	☐ Secretary	☐ Director	☑ Alternate Director	Alternate to Michael James Hupka

	Name in Chinese	-

	Name in English	Corson		Bradley William

		Surname		Other Names

(Note 7)	Identification	R265664(6)		P134108723

		HK Identity Card Number		Overseas Passport Number

(Note 8) B.	Details of Change(s)

	Please complete item(s) with change(s) only				Effective Date

	(a)	Name in Chinese

-

	(b)	Name in English			DD	MM	YYYY

		-	-

		Surname	Other Names		DD	MM	YYYY

(Note 9)	(c)	Alias

-

					DD	MM	YYYY

(Note 10)	(d)	Residential Address

	11B Harston 109 Repulse Bay Road			Hong Kong
				Country	04	05	2004

					DD	MM	YYYY

(Note 11)	(e)	E-mail Address

-

					DD	MM	YYYY

	(f)	Hong Kong Identity Card Number	-

					DD	MM	YYYY

	(g)	Overseas Passport

		-	-

		Issuing Country	Number		DD	MM	YYYY

Specification No. 1/2004 (Feb. 2004)